Exhibit 99

RiT TECHNOLOGIES REPORTS Q1 2007 RESULTS

– 27% Increase in Enterprise Sales Compared to Q1 2006 –

Tel Aviv, Israel – May 3, 2007 – RiT Technologies (NASDAQ: RITT), the world-leading provider of intelligent infrastructure solutions, today announced financial results for the first quarter ended March 31, 2007.

Revenues for the first quarter of 2007 were $5.5 million, an increase of 4% compared with $5.3 million in the first quarter of 2006. This reflected continued strength of the Company’s Enterprise segment, whose revenues increased by 27% compared to the first quarter of 2006.

According to U.S. generally accepted accounting principles (GAAP), net loss for the quarter was $788,000, or $0.05 per basic and diluted share including non-cash share-based compensation expense of $107,000 taken in respect of the Company’s adoption of Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”). SFAS 123R requires that companies recognize the fair value of share-based incentives as compensation.

The Company is also presenting its results on a non-GAAP basis (excluding the above mentioned $107,000 share-based compensation) in order to provide investors with insight into its underlying operating results. On a non-GAAP basis, RiT’s net loss for the first quarter of 2007 was $681,000, or $0.05 per basic and diluted share. This compares to a net loss for the first quarter of 2006 of $850,000, or $0.06 per ordinary share (basic and diluted), which included a non-cash share-based compensation expense of $54,000.

Commenting on the results, Mr. Doron Zinger, RiT’s President and CEO, said, “We are pleased to report another period of strong Enterprise sales in line with our plan for building the Company to the next level. Our Enterprise business continues to benefit from rising mainstream demand for managed infrastructure systems, a trend which has also led to a new level of OEM sales over the past four quarters.”

“We continue making progress in our efforts to penetrate India, China and other regions in Southeast Asia, areas that have already made a significant contribution to our sales and that we believe offer us significant potential for future growth,” continued Mr. Zinger.

“On the Carrier business side, we continue making progress in our efforts to close a number of deals which we believe will materialize in 2007.”

Conference Call Details The Company will host a conference call to discuss these results today, Thursday, May 3rd, at:
10:00 a.m. Eastern Daylight Time 9:00 a.m. Central Daylight Time 8:00 a.m. Mountain Daylight Time 7:00 a.m. Pacific Daylight Time 17:00 Israel Time

To participate, please call one of the following teleconferencing numbers approximately 5-10 minutes prior to the scheduled start of the call:
U.S. (toll free) - 1-888-407-2553 International - +972-3-918-0687

To participate in the webcast of the call, please log-in about 5-10 minutes prior to the start of the call as follows: www.videonewswire.com/event.asp?id=39404

For those unable to participate, the teleconference will be archived for replay for 14 days at the same url address, beginning 12 o’clock noon (EST) the day of the call. Note: Participants in the webcast may submit questions to be addressed in the conference call in advance by email to: simonag@rit.co.il

About RiT Technologies
RiT is a leading provider of physical network infrastructure control and management solutions. Deployed in the networks of many of the world’s largest carriers and enterprises, its pioneering, fast-ROI products have proven their ability to simplify service deployment and provisioning, enhance troubleshooting accuracy, reduce infrastructure maintenance costs, enhance physical layer security and enable cost-effective service qualification and verification.

RiT is a member of the RAD group, a world leader in communications solutions. For more information, please visit our website: www.rittech.com

In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate”, “forecast”, “target” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC. These factors include, but are not limited to, the following: our ability to raise additional financing, if required; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel. We are under no obligation, and expressly disclaim any obligation, to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

COMPANY CONTACT:
Simona Green
VP Finance
+972-3-766-4249
simonag@rit.co.il

RiT TECHNOLOGIES LTD.AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF MARCH 31, 2007

	March 31, 2007	December 31, 2006
	(Unaudited)	(Audited)
	US$ (in thousands)	US$ (in thousands)

Assets
Current Assets
Cash and cash equivalents	4,164	6,515
Trade receivables, net	3,989	4,485
Other current assets	284	474
Inventories	7,488	7,567

Total Current Assets	15,925	19,041

Long term Investment	1,972	1,919

Property and Equipment
Cost	3,075	2,942
Less - accumulated depreciation	2,224	2,141

	851	801

Total Assets	18,748	21,761

Liabilities and Shareholders' Equity
Current Liabilities
Trade payables	3,840	6,107
Other payables and accrued expenses	1,925	2,088

Total Current Liabilities	5,765	8,195

Long-term Liability
Liability in respect of employees' severance benefits	2,466	2,398

Total Liabilities	8,231	10,593

Shareholders' Equity
Share capital	389	388
Treasury stock	(27)	(27)
Additional paid-in capital	32,263	32,127
Accumulated deficit	(22,108)	(21,320)

Total Shareholders' Equity	10,517	11,168

Total Liabilities and Shareholders' Equity	18,748	21,761

RiT TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS (U.S GAAP)
(U.S dollars in thousands, except per share data)

	For the three months ended March 31,
	(Unaudited)
	2007 U.S. $	2006 U.S. $

Sales	5,500	5,267
Cost of sales	3,030	2,867

Gross profit	2,470	2,400

Operating expenses:

Research and development, gross	1,073	976
Less - royalty-bearing participation	61	-

Research and development, net	1,012	976

Sales and marketing	1,785	1,829
General and administrative	504	521

Total operating expenses	3,301	3,326

Operating loss	(831)	(926)
Financial income, net	43	76

Net loss	(788)	(850)

Net loss per ordinary share (basic and diluted)	(0.05)	(0.06)

Weighted average number of ordinary shares used to compute
net loss per ordinary share (basic and diluted)	14,647,277	14,600,644

RiT Technologies Ltd